Exhibit 99.1

Nano Dimension Announces Best Third Quarter, Nine Month

Revenue and Gross Margin Results in the Company’s History

●	22% Organic Growth for Q3/2023
●	28% Organic Growth for the Frist 9 Months of 2023
●	22% Higher Revenue Over Q3/2022
●	33% Higher Revenue Over First 9 Months of 2022
●	44% Q3/2023 Gross Margin, Up From 18% in Q3/2022
●	44% First Nine Months 2023 Gross Margin, Up From 20% in the Same Period in 2022
●	48% Q3/2023 Adjusted Gross Margin, Up From 28% in Q3/2022
●	48% First Nine Months 2023 Adjusted Gross Margin, Up From 36% in the Same Period in 2022

CEO Letter Outlines Additional Actions to Reshape Business,

Enhance Future Prospects and Drive Value

Conference Call to be Held Today at 9:00 AM EDT

Waltham, Massachusetts, November 28th, 2023 – Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or “Nano” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”), today announced financial results for the third quarter ended September 30th, 2023.

Revenue

●	$12.2 million for Q3/2023; up 22% compared to Q3/2022

●	$41.9 million for the first nine months of 2023; up 33% compared to the same period in 2022.

Gross Margin

●	44% for Q3/2023; up from 18% in Q3/2022

●	44% for the first nine months of 2023; up from 20% in the same period in 2022

Adjusted1 Gross Margin

●	48% for Q3/2023; up from 28% in Q3/2022

●	48% for the first nine months of 2023; up from 36% in the same period in 2022

Net Loss

●	$66.9 million for Q3/2023

●	$54.3 million for the first nine months of 2023

[1]	Excluding cost of revenues from depreciation and amortization and share-based payments expenses.

Adjusted EBITDA

●	Negative $30 million for Q3/2023, which includes research and development (“R&D”) expenses of $11 million[2]

●	Negative $77 million for the first nine months of 2023, which includes R&D expenses of $39 million[3]

Details regarding Adjusted EBITDA and Adjusted gross profit can be found below in this press release under “Non-IFRS Measures.”

CEO MESSAGE TO SHAREHOLDERS:

Dear Shareholders,

Nano Dimension’s strong organic growth continues. Our efforts to scale our business with a focus on revenue growth and gross margin improvement are delivering results. Revenue of $41.9 million for the first nine months of 2023 was 33% higher than the same period in 2022. Gross margins and adjusted gross margins also increased considerably for the first nine months of 2023 compared to same period in 2022 from 20% to 44% and 36% to 48%, respectively.

This revenue increase happened during notable macroeconomic uncertainty which challenged all companies in our ecosystem. The fact that our leading peers have posted year-over-year declines in revenue for their respective first nine months of 2023 makes our 33% growth even more notable. This is a result of our successful efforts to close new high-profile customer relationships, secure recurring sales from existing customers, and develop new products that open greater opportunities.

The marked improvements in our gross margins – IFRS and adjusted – are driven by our meticulous, ongoing efforts to improve our supply chain and how we make and deliver our products. We have been laser-focused on this effort as we work to drive profitability. A positive bottom line cannot happen without a healthy margin, and we have positioned the Company for just that.

I would like to acknowledge the investors and other stakeholders who have supported us on an individual and collective level with their concern and well-wishes as the war of Israel against Hamas terrorism (the “War”) continues.

[2]	Excluding share-based payments expenses and depreciation.
[3]	Excluding share-based payments expenses and depreciation.

Our focus remains on meeting our business targets, especially the new initiatives we have implemented to drive improved profitability, as described below. Despite the War, we are confident that we are on track to meet our full-year 2023 expectations.

Another unwelcomed hostility, of the “business type”, involved our interaction with dissident shareholders this year. It is unfortunate, despite our attempts to settle these matters in an amicable manner, that we needed to deploy time and money, over $15M in 2023 alone, to defend Nano against the self-interested pursuit of these shareholders. That said, we are grateful that – through your support – their efforts were defeated at the last Annual Shareholders Meeting.

We should also note that we have acted on the feedback we received from ISS, Glass Lewis and shareholders throughout this process, including making changes to our board of directors’ composition and governance, to ensure we are best positioned to guide Nano in delivering value for you, our shareholders.

In addition to those actions, we shall finish 2023 and orient 2024 around a new initiative – Reshaping Nano (the “Initiative”). Considering the current macro environment as well as investor feedback gathered through our ongoing engagements, the Initiative is designed to enable Nano Dimension to become operating income positive at some point in 2025, and potentially cash flow positive earlier. To do this, we are thinking critically about our operating expenses across R&D, sales & marketing, and general & administrative expenses.

Over the last several years, we have expanded Nano’s platform from a niche company focused on AME into a broad AM, Additive Electronics, leveraging our DeepCube Artificial Intelligence for industrial applications leader. The Initiative will be the next step in driving performance across our platform by leveraging synergies and setting clear financial objectives for each group across the business and the product lines within them. We believe that the Initiative will result in approximately $30 million of annual savings, which should begin to appear in our Q1/2024 results. It is important to note that this strategy is not sacrificing innovation and future growth engines. This is about setting financial objectives that reflect the maturity of the respective groups and product lines. We will continue to invest where we see the most robust future opportunities.

In parallel with the Initiative, we quickly approach the epicenter of mergers and acquisitions (“M&A”) opportunities, with the benefit of our significant cash firepower and the reduction of valuations in our industry. As we have stated previously, we believe that our industry is ripe for consolidation and we are well-positioned with both the financial, managerial and leadership resources to execute these efforts. As we pursue this path, we will balance potential M&A, ground-breaking R&D, and high-returning go-to-market investments with repurchasing shares at attractive valuation levels, particularly in light of Nano Dimension’s shares currently trading at a discount to net asset value. We will remain disciplined in our capital allocation approach to ensure we are capitalizing on the best way to deliver shareholder value.

Thank you for your support.

Yoav Stern

Chief Executive Officer and a member of the Board of Directors

Nano Dimension

FINANCIAL RESULTS:

Third Quarter 2023 Financial Results

●	Total revenues for the third quarter of 2023 were $12,158,000, compared to $14,737,000 in the second quarter of 2023, and $9,998,000 in the third quarter of 2022.

●	Cost of revenues (excluding amortization of intangibles and write-down of inventories) for the third quarter of 2023 was $6,739,000, compared to $8,180,000 in the second quarter of 2023, and $7,428,000 in the third quarter of 2022. The decrease compared to the second quarter of 2023 is attributed mostly to the decrease of sales of the Company’s product lines. The decrease compared to the third quarter of 2022 is attributed mostly to the change in product mix and markets.

●	R&D expenses for the third quarter of 2023 were $12,788,000, compared to $16,386,000 in the second quarter of 2023, and $18,535,000 in the third quarter of 2022. The decrease compared to the second quarter of 2023 is mainly attributed to a decrease in share-based payments, payroll, materials, and other R&D expenses. The decrease compared to the third quarter of 2022 is mainly attributed to a decrease in share-based payments, subcontractors, and payroll expenses.

●	Sales and marketing (“S&M”) expenses for the third quarter of 2023 were $7,715,000, compared to $8,217,000 in the second quarter of 2023, and $9,652,000 in the third quarter of 2022. The decrease compared to the second quarter of 2023 is mainly attributed to a decrease in marketing and payroll expenses. The decrease compared to the third quarter of 2022 is mainly attributed to a decrease in payroll expenses and share-based payments expenses.

●	General and administrative (“G&A”) expenses for the third quarter of 2023 were $20,848,000, compared to $12,322,000 in the second quarter of 2023, and $7,417,000 in the third quarter of 2022. The increase compared to the second quarter of 2023 is mainly attributed to an increase in professional services and payroll expenses. The increase compared to the third quarter of 2022 is mainly attributed to an increase in professional services and payroll expenses.

●	Net loss attributed to owners of the Company for the third quarter of 2023 was $66,604,000, or $0.26 loss per share, compared to a net loss of $9,119,000, or $0.04 loss per share, in the second quarter of 2023, and net loss of $66,931,000, or $0.26 loss per share, in the third quarter of 2022.

Nine months ended September 30, 2023 Financial Results

●	Total revenues for the nine months period ended September 30, 2023, were $41,860,000, compared to $31,529,000 in the nine months period ended September 30, 2022. The increase is attributed to increased sales of the Company’s product lines.

●	Cost of revenues (excluding amortization of intangibles and write-down of inventories) for the nine months period ended September 30, 2023, was $23,186,000, compared to $21,159,000 in the nine months period ended September 30, 2022. The increase is attributed mostly to increased sales of the Company’s product lines.

●	R&D expenses for the nine months period ended September 30, 2023, were $48,424,000, compared to $54,770,000 in the nine months period ended September 30, 2022. The decrease is mainly attributed to a decrease in share-based payments and subcontractors’ expenses, and is partially offset by an increase in materials, depreciation and other R&D expenses.

●	S&M expenses for the nine months period ended September 30, 2023, were $23,418,000, compared to $29,075,000 in the nine months period ended September 30, 2022. The decrease is mainly attributed to a decrease in share-based payments, payroll and other marketing expenses.

●	G&A expenses for the nine months period ended September 30, 2023, were $44,203,000, compared to $21,366,000 in the nine months period ended September 30, 2022. The increase is mainly attributed to an increase in professional services, payroll and shared-based payments expenses.

●	Net loss attributed to the owners of the Company for the nine months period ended September 30, 2023, was $53,501,000, or $0.21 per share, compared to loss of $139,756,000, or $0.54 per share, in the nine months period ended September 30, 2022.

Balance Sheet Highlights

●	Cash and cash equivalents, together with short-term unrestricted bank deposits totaled $872,677,000 as of September 30, 2023, compared to $1,032,025,000 as of December 31, 2022.

●	Shareholders’ equity totaled $1,021,483,000 as of September 30, 2023, compared to $1,149,525,000 as of December 31, 2022.

CONFERENCE CALL INFORMATION:

The Company will host a conference call to discuss the Q3/2023 financial results today, November 28th, 2023, at 9:00 a.m. EDT (4:00 p.m. IDT). Please dial-in or connect via webcast through the below details. Those dialing-in will be able to ask questions. Those connecting via webcast will see a live presentation.

●	Dial-in pre-registration: https://dpregister.com/sreg/10184404/fb08a97248

●	Dial-in - toll free: 1-844-695-5517

●	Dial-in - international: 1-412-902-6751

●	Webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=w2qoFPuq

There will be a replay available from a link on Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension has served over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. For example, Nano Dimension is using forward-looking statements when it discusses its organic growth, potential profitability, opportunities, full-year 2023 expectations, ability to create value for shareholders, the potential benefits from the Initiative, including estimated annual savings, ability to become operating income positive and cash flow positive, potential M&A opportunities and investments, future share repurchases and future capital allocation. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Investor Relations | ir@nano-di.com

Unaudited Consolidated Statements of Financial Position as at

	September 30,		December 31,
	2022	2023	2022[4]
	(Unaudited)	(Unaudited)
(In thousands of USD)
Assets
Cash and cash equivalents	370,197	489,323	685,362
Bank deposits	650,111	383,354	346,663
Restricted deposits	77	60	60
Trade receivables	5,929	10,310	6,342
Other receivables	2,925	4,845	6,491
Inventory	17,837	21,276	19,400
Total current assets	1,047,076	909,168	1,064,318

Restricted deposits	521	846	850
Bank deposits	28,404	—	—
Investment in securities	139,707	131,951	114,984
Deferred tax	480	259	115
Other receivables	802	831	809
Property plant and equipment, net	13,166	14,814	5,843
Right-of-use assets	13,972	12,963	16,539
Intangible assets	31,799	2,235	—
Total non-current assets	228,851	163,899	139,140
Total assets	1,275,927	1,073,067	1,203,458

Liabilities
Trade payables	2,925	8,148	3,722
Financial derivatives and deferred consideration	8,189	—	8,798
Other payables	18,864	28,624	24,150
Current portion of other long-term liability	370	235	363
Total current liabilities	30,348	37,007	37,033

Liability in respect of government grants	1,507	1,861	1,492
Employee benefits	296	2,468	1,462
Liability in respect of warrants	124	—	69
Lease liability	10,519	9,000	12,374
Deferred tax liabilities	587	—	—
Other long-term liabilities	180	—	—
Loan from banks	785	588	736
Total non-current liabilities	13,998	13,917	16,133
Total liabilities	44,346	50,924	53,166

Equity
Non-controlling interests	865	660	767
Share capital	387,646	399,327	388,406
Share premium and capital reserves	1,291,290	1,299,303	1,296,194
Treasury shares	(1,509)	(89,375)	(1,509)
Foreign currency translation reserve	(848)	938	583
Remeasurement of net defined benefit liability (IAS 19)	3,127	1,448	2,508
Accumulated loss	(448,990)	(590,158)	(536,657)
Equity attributable to owners of the Company	1,230,716	1,021,483	1,149,525
Total equity	1,231,581	1,022,143	1,150,292
Total liabilities and equity	1,275,927	1,073,067	1,203,458

[4]	The December 31, 2022 balances were derived from the Company’s audited annual financial statements

Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income

	Nine Months Ended September 30,		Three Months Ended September 30,		Year ended December 31,
	2022	2023	2022	2023	2022
	Thousands	Thousands	Thousands	Thousands	Thousands
	USD	USD	USD	USD	USD
Revenues	31,529	41,860	9,998	12,158	43,633
Cost of revenues	21,159	23,186	7,428	6,739	24,943
Cost of revenues - write-down of inventories and impairment of assets recognized in business combination and technology	3,990	244	771	50	4,639
Total cost of revenues	25,149	23,430	8,199	6,789	29,582
Gross profit	6,380	18,430	1,799	5,369	14,051
Research and development expenses	54,770	48,424	18,535	12,788	75,763
Sales and marketing expenses	29,075	23,418	9,652	7,715	38,833
General and administrative expenses	21,366	44,203	7,417	20,848	30,457
Impairment losses on intangible assets	—	—	—	—	40,523
Operating loss	(98,831)	(97,615)	(33,805)	(35,982)	(171,525)
Finance income	13,826	34,592	7,001	11,101	22,965
Finance expense	18,064	8,385	1,601	2,031	11,680
Finance income (expense) from investment in securities	(38,068)	16,967	(38,681)	(40,234)	(67,791)
Loss before taxes on income	(141,137)	(54,441)	(67,086)	(67,146)	(228,031)
Taxes benefit (expenses)	742	121	(47)	273	(264)
Loss for the period	(140,395)	(54,320)	(67,133)	(66,873)	(228,295)
Loss attributable to non-controlling interests	(639)	(819)	(202)	(269)	(872)
Loss attributable to owners	(139,756)	(53,501)	(66,931)	(66,604)	(227,423)

Loss per share
Basic loss per share	(0.54)	(0.21)	(0.26)	(0.26)	(0.88)

Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Foreign currency translation differences for foreign operations	(2,351)	344	(1,113)	(253)	(844)
Other comprehensive income items that will not be transferred to profit or loss
Remeasurement of net defined benefit liability (IAS 19), net of tax	3,127	(1,060)	—	—	2,508
Total other comprehensive income (loss) for the period	776	(716)	(1,113)	(253)	1,664
Total comprehensive loss for the period	(139,619)	(55,036)	(68,246)	(67,126)	(226,631)
Comprehensive loss attributable to non-controlling interests	(735)	(830)	(247)	(284)	(892)
Comprehensive loss attributable to owners of the Company	(138,884)	(54,206)	(67,999)	(66,842)	(225,739)

Consolidated Statements of Changes in Equity (Unaudited)

(In thousands of USD)

	Share capital	Share premium and capital reserves	Remeasurement of IAS 19	Treasury shares	Foreign currency translation reserve	Accumulated loss	Total	Non- controlling interests	Total equity
	Thousands	Thousands	Thousands	Thousands	Thousands	Thousands	Thousands	Thousands	Thousands
	USD	USD	USD	USD	USD	USD	USD	USD	USD
For the nine months ended September 30, 2023:
Balance as of December 31, 2022	388,406	1,296,194	2,508	(1,509)	583	(536,657)	1,149,525	767	1,150,292
Investment of non-controlling party in subsidiary	—	—	—	—	—	—	—	723	723
Loss for the period	—	—	—	—	—	(53,501)	(53,501)	(819)	(54,320)
Other comprehensive income (loss) for the period	—	—	(1,060)	—	355	—	(705)	(11)	(716)
Exercise of warrants, options and conversion of convertible notes	10,921	(10,921)	—	—	—	—	—	—	—
Repurchase of treasury shares	—	—	—	(87,866)	—	—	(87,866)	—	(87,866)
Share based payment acquired	—	(1,780)	—	—	—	—	(1,780)	—	(1,780)
Share-based payments	—	15,810	—	—	—	—	15,810	—	15,810
Balance as of September 30, 2023	399,327	1,299,303	1,448	(89,375)	938	(590,158)	1,021,483	660	1,022,143

	Share capital	Share premium and capital reserves	Remeasurement of IAS 19	Treasury shares	Foreign currency translation reserve	Accumulated loss	Total	Non- controlling interests	Total equity
	Thousands	Thousands	Thousands	Thousands	Thousands	Thousands	Thousands	Thousands	Thousands
	USD	USD	USD	USD	USD	USD	USD	USD	USD
For the three months ended September 30, 2023:
Balance as of June 30, 2023	396,238	1,298,124	1,448	(24,768)	1,176	(523,554)	1,148,664	892	1,149,556
Investment of non-controlling party in subsidiary	—	—	—	—	—	—	—	52	52
Loss for the period	—	—	—	—	—	(66,604)	(66,604)	(269)	(66,873)
Other comprehensive loss for the period	—	—	—	—	(238)	—	(238)	(15)	(253)
Exercise of options and conversion of convertible notes	3,089	(3,089)	—	—	—	—	—	—	—
Repurchase of treasury shares	—	—	—	(64,607)	—	—	(64,607)	—	(64,607)
Share-based payments	—	4,268	—	—	—	—	4,268	—	4,268
Balance as of September 30, 2023	399,327	1,299,303	1,448	(89,375)	938	(590,158)	1,021,483	660	1,022,143

Consolidated Statements of Cash Flows (Unaudited)

(In thousands of USD)

	Nine Months Ended September 30,		Three Months Ended September 30,		Year ended December 31
	2022	2023	2022	2023	2022
Cash flow from operating activities:
Net loss	(140,395)	(54,320)	(67,133)	(66,873)	(228,295)
Adjustments:
Depreciation and amortization	6,084	4,551	3,228	1,588	7,283
Impairment losses	—		—	—	40,523
Financing (income) expenses, net	9,089	(26,675)	(3,466)	(9,053)	(1,769)
Revaluation of financial liabilities accounted at fair value	(4,851)	468	(1,934)	(17)	(4,516)
Revaluation of financial assets accounted at fair value	38,068	(16,967)	38,681	40,234	62,791
Loss (gain) from disposal of property plant and equipment and right-of-use assets	91	333	97	(12)	948
Increase in deferred tax	(1,441)	(95)	(109)	—	(581)
Share-based payments	26,637	15,810	7,300	4,268	32,563
Other	121	121	8	53	166
	73,798	(22,454)	43,805	37,061	137,408
Changes in assets and liabilities:				—
Increase in inventory	(3,384)	(3,253)	(1,506)	(2,041)	(4,603)
(Increase) decrease in other receivables	3,574	1,659	3,871	990	(1,978)
(Increase) decrease in trade receivables	(1,761)	(3,951)	198	2,088	(1,992)
Increase (decrease) in other payables	1,333	2,908	(64)	4,253	5,281
Increase (decrease) in employee benefits	1,101	(992)	(635)	(593)	1,497
Increase (decrease) in trade payables	(42)	4,742	(881)	5,570	628
	821	1,113	983	10,267	(1,167)
Net cash used in operating activities	(65,776)	(75,661)	(22,345)	(19,545)	(92,054)

Cash flow from investing activities:
Change in bank deposits	(187,412)	(37,016)	(140,921)	114,375	141,555
Interest received	4,634	29,804	2,143	11,806	17,465
Change in restricted bank deposits	(16)	(38)	59	(4)	(327)
Acquisition of property plant and equipment	(6,059)	(9,066)	(1,520)	(1,945)	(9,388)
Acquisition of intangible asset		(1,524)	—	(1,524)	—
Acquisition of subsidiaries, net of cash acquired	(31,058)	—	(12,899)	—	(31,057)
Payment of a liability to pay a contingent consideration of business combination	(10,708)	(9,255)	(709)	—	(10,708)
Acquisition of financial assets in fair value through profit and loss	(177,775)	—	(159,972)	—	(177,775)
Decrease in deposit in escrow	—	—	—	—	3,362
Other	—	—	—	—	(800)
Net cash from (used in) investing activities	(408,394)	(27,095)	(313,819)	122,708	(67,673)

Cash flow from financing activities:
Lease payments	(3,088)	(3,640)	(1,207)	(1,169)	(4,151)
Repayment long-term bank debt	(303)	(193)	(85)	(97)	(406)
Proceeds from non-controlling interests	510	550	510	—	510
Amounts recognized in respect of government grants liability	(132)	(225)	(39)	(53)	(221)
Payments of share price protection recognized in business combination	(744)	(1,780)		—	(1,005)
Repurchase of treasury shares	—	(85,726)	—	(65,985)	—
Net cash used in financing activities	(3,757)	(91,014)	(821)	(67,304)	(5,273)

Increase (decrease) in cash	(477,927)	(193,770)	(336,985)	35,859	(165,000)
Cash at beginning of the period	853,626	685,362	706,220	454,555	853,626
Effect of exchange rate fluctuations on cash	(5,502)	(2,269)	962	(1,091)	(3,264)
Cash at end of the period	370,197	489,323	370,197	489,323	685,362

Non-cash transactions:
Property plant and equipment and intangible asset acquired on credit	509	410	474	82	52
Repurchase of treasury shares on credit	—	2,140	—	(1,378)	—
Recognition of a right-of-use asset	11,536	199	286	—	15,196
Acquisition of financial assets in fair value through profit and loss		—	(2,158)	—	—

Non-IFRS Measures

The following are reconciliations of income before taxes, as calculated in accordance with International Financial Reporting Standards (“IFRS”), to EBITDA and Adjusted EBITDA, as well as of gross profit, as calculated in accordance with IFRS, to Adjusted Gross Profit:

	For the Nine-Months Period Ended September 30,	For the Three-Months Period Ended September 30,
	2023
	In thousands of USD	In thousands of USD
Net loss	(54,320)	(66,873)
Tax income	(121)	(273)
Depreciation and amortization	4,551	1,588
Interest income	(34,575)	(11,008)
EBITDA (loss)	(84,465)	(76,566)
Finance income from revaluation of assets and liabilities	(16,139)	40,160
Exchange rate differences	7,490	2,015
Share-based compensation expenses	15,810	4,268
Adjusted EBITDA (loss)	(77,304)	(30,123)

	For the Nine-Months Period Ended September 30,		For the Three-Months Period Ended September 30,
	2022	2023	2022	2023
Gross profit	6,380	18,430	1,799	5,369
Depreciation and amortization	3,887	275	589	89
Share-based payments	1,113	1,189	370	377
Adjusted gross profit	11,380	19,894	2,758	5,835

EBITDA is a non-IFRS measure and is defined as income before taxes, excluding depreciation and amortization expenses and amortization of assets recognized in business combination and interest income. We believe that EBITDA, as described above, should be considered in evaluating the Company’s operations. EBITDA facilitates the Company’s performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures, and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively), and EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to the items mentioned above.

Adjusted EBITDA is a non-IFRS measure and is defined as income before taxes, excluding depreciation and amortization expenses, interest income, finance income for revaluation of assets and liabilities, exchange rate differences and share-based payments. We believe that Adjusted EBITDA, as described above, should also be considered in evaluating the Company’s operations. Like EBITDA, Adjusted EBITDA facilitates the Company’s performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures, and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively), as well as from revaluation of assets and liabilities, exchange rate differences and share-based payment expenses. Adjusted EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to non-cash items, such as expenses related to revaluation, exchange rate differences and share-based payments.

Adjusted gross profit, excluding depreciation and amortization and share-based compensation expenses, is a non-IFRS measure and is defined as gross profit excluding amortization expenses. We believe that adjusted gross profit, as described above, should also be considered in evaluating the Company’s operations. Adjusted gross profit facilitates gross profit and gross margin comparisons from period to period and company to company by backing out potential differences caused by variations in amortization of inventory and intangible assets. Adjusted gross profit is useful to an investor in evaluating our performance because it enables investors, securities analysts and other interested parties to measure a company’s performance without regard to non-cash items, such as amortization expenses. Adjusted gross margin is calculated by dividing the adjusted gross profit by the revenues.

EBITDA, Adjusted EBITDA, and Adjusted gross profit do not represent cash generated by operating activities in accordance with IFRS and should not be considered alternatives to net income (loss) as indicators of our operating performance or as measures of our liquidity. These measures should be considered in conjunction with net income (loss) as presented in our consolidated statements of profit or loss and other comprehensive income. Other companies may calculate these measures differently than we do.